UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 ___________________________________
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )*

 ______________________________________
Zoom Video Communications, Inc.
(Name of Issuer)
CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
98980L101
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

_____________________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 9890L101	SCHEDULE 13G	Page 2 of 5

1.		NAMES OF REPORTING PERSONS Eric S. Yuan
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 26,773,077(1)(5)
	6.	SHARED VOTING POWER 20,000,000(2)(5)
	7.	SOLE DISPOSITIVE POWER 26,769,077(3)(5)
	8.	SHARED DISPOSITIVE POWER 20,004,000(4)(5)
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,773,077
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.5%(5)(6)(7)
12.		TYPE OF REPORTING PERSON IN

(1)Represents 26,269,077 shares of Class B Common Stock held of record by Mr. Yuan, 500,000 shares of Class B Common Stock subject to options exercisable within 60 days of December 31, 2019, of which 156,250 shares of Class B Common Stock are vested as of such date, and 4,000 shares of Class B Common Stock held of record by Zilin Liu, an immediate family member of Mr. Yuan, who has granted Mr. Yuan a proxy to vote the shares held by her.
(2)Represents 20,000,000 shares of Class B Common Stock held of record by Zheng Yuan and Hongyu Zhang, cotrustees of the Zheng Yuan 2019 Grantor Retained Annuity Trust, for which Mr. Yuan and his spouse serve as cotrustees.
(3)Represents 26,269,077 shares of Class B Common Stock held of record by Mr. Yuan, and 500,000 shares of Class B Common Stock subject to options exercisable within 60 days of December 31, 2019, of which 156,250 shares of Class B Common Stock are vested as of such date.
(4)Represents 20,000,000 shares of Class B Common Stock held of record by Zheng Yuan and Hongyu Zhang, cotrustees of the Zheng Yuan 2019 Grantor Retained Annuity Trust, for which Mr. Yuan and his spouse serve as cotrustees, and 4,000 shares of Class B Common Stock held of record by Zilin Liu, an immediate family member of Mr. Yuan, of which Mr. Yuan has shared dispositive power.
(5)Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon certain events specified in the Issuer’s certificate of incorporation.
(6)The percent of class was calculated based on (i) 117,327,481 shares of Class A Common Stock and (ii) 160,060,070 shares of Class B Common Stock outstanding as of December 31, 2019.

CUSIP No. 9890L101	SCHEDULE 13G	Page 3 of 5
(7) Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 46,773,077 shares of Class B Common Stock held by Eris S. Yuan represents 27.2% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

Item 1.	Issuer

	(a)	Name of Issuer:

Zoom Video Communications, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

55 Almaden Boulevard, 6th Floor San Jose, California 95113

Item 2.	Filing Person

	(a)	Name of Persons Filing:

Eric S. Yuan
	(b)	Address of Principal Business Office, or if none, Residence:

55 Almaden, Boulevard, 6th Floor San Jose, California, 95113

	(c)	Citizenship:

United States of America

	(d)	Title of Class of Securities:

Class A Common Stock, $0.001 par value per share, (the “Common Stock”)

	(e)	CUSIP Number:

98980L101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

CUSIP No. 9890L101	SCHEDULE 13G	Page 4 of 5

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

	(a)		Amount beneficially owned:
See response in Row 9 on page 2 for Reporting Person

	(b)		Percent of Class:
See response in Row 11 on page 2 for Reporting Person

	(c)		Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:

26,773,077

		(ii)	Shared power to vote or to direct the vote:

20,000,000

		(iii)	Sole power to dispose or to direct the disposition:

26,769,077

		(iv)	Shared power to dispose or direct the disposition of:

20,004,000

CUSIP No. 9890L101	SCHEDULE 13G	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date here of the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2020

Eric S. Yuan

/s/ Eric S. Yuan